Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

October 20, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Transamerica Series Trust (the “Trust”)

(File Nos.: 033-00507; 811-04419)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 98 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, as amended (the “1933 Act”), to designate a new effective date for Post-Effective 97, as previously filed with the Securities and Exchange Commission on August 24 2011 (Accession Number 0001193125-11-230792), pursuant to Rule 485(a) under the 1933 Act. The Trust has designated on the facing sheet to the Registration Statement that this Amendment become effective on November 18, 2011. No fees are required in connection with this filing.

This Amendment relates only to Transamerica Janus Balanced VP (formerly, Transamerica Global Commodities & Hard Assets VP).

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Very truly yours,

/s/ Tanya L. Goins

Tanya L. Goins

Senior Counsel

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